Filed Pursuant to Rule 253(g)(2)

File No.  024-10583

MOGULREIT I, LLC

SUPPLEMENT NO. 39 DATED JANUARY 25, 2019

TO THE OFFERING CIRCULAR DATED JANUARY 12, 2017

This document supplements, and should be read in conjunction with, the offering circular of MogulREIT I, LLC (“we”, “our”, “us” or the “Company”), dated January 12, 2017, as previously supplemented, and filed by us with the Securities and Exchange Commission (the “SEC”) on January 13, 2017 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to:

•	Update the status of our offering;
•	Update the declaration of distributions; and
•	Announce our net asset value per share as of December 31, 2018.

Status of our Offering

As previously discussed in the Offering Circular, we commenced our offering pursuant to Regulation A (the “Offering”) of $50,000,000 in common shares on August 15, 2016.

As of December 31, 2018, we had raised total aggregate gross offering proceeds of approximately $48.09 million and had issued approximately 4.81 million common shares in the Offering, purchased by approximately 4,630 unique investors.

The Offering is expected to terminate on or before August 14, 2019, unless extended by our Manager, RM Adviser, LLC (“Manager”), as permitted under applicable law and regulations.

Declaration of Distributions

On January 24, 2019, our Manager authorized a daily cash distribution of $0.0021917808 per share of the Company’s common stock to shareholders as of the close of business on each day of the period commencing on January 1, 2019 and ending on January 31, 2019 (the “Distribution Period”). The distribution will be payable to the shareholders of record as of the close of business on each day of the Distribution Period. The Manager expects that the distributions will be paid on or about February 15, 2019.

This distribution equates to approximately 8.24% on an annualized basis assuming a $9.71 per share net asset value, and approximately 8.00% on an annualized basis assuming a $10.00 per share purchase price and calculated for the period beginning January 1, 2019 and ending January 31, 2019. The annualized basis return is not a guarantee or projection of future returns, and the Manager may in the future declare lower distributions or no distributions at all for any given period.

While the Manager is under no obligation to do so, the annualized basis return assumes that the Manager will declare monthly distributions in the future similar to the distribution disclosed herein.

Net Asset Value Per Share as of December 31, 2018

As of December 31, 2018, our net asset value (“NAV”) per common share is $9.71. This NAV per share will be effective until updated by us on or about March 31, 2019, or within a commercially reasonable time thereafter, unless updated by us prior to that time.

As described in the section of our Offering Circular captioned “Valuation Policies,” our affiliates’ internal accountants will calculate our NAV per share at the end of each fiscal quarter, beginning September 30, 2017. The NAV per share calculation as of December 31, 2018 reflects the total value of our assets minus the total value of our liabilities, divided by the number of shares outstanding as of December 31, 2018.

As with any methodology used to estimate value, the methodology employed by our affiliates’ internal accountants is based upon a number of estimates and assumptions about future events that may not be accurate or complete. Further, different parties using different assumptions and estimates could derive a different NAV per share, which could be significantly different from our calculated NAV per share. Our NAV will fluctuate over time and does not represent: (i) the price at which our shares would trade on a 3  national securities exchange, (ii) the amount per share a shareholder would obtain if he, she or it tried to sell his, her or its shares or (iii) the amount per share shareholders would receive if we liquidated our assets and distributed the proceeds after paying all our expenses and liabilities.

Beginning January 31, 2019, the offering price per share will remain $10 per share, which is the greater of $10 per share or our NAV per share, as previously disclosed in a supplement to our Offering Circular dated October 24, 2017. This per share purchase price shall be effective until the next announcement of our NAV per share, which is expected to happen on or about March 31, 2019, or within a commercially reasonable time thereafter, unless updated by us prior to that time. Repurchases of shares shall be made pursuant to our share repurchase program.